[redacted]

SECURI 12011376 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questrade USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5650 Yonge St. Suite 1700
(No. and Street)

Toronto ON, Canada M2M 4G3
(City) ~~(State)~~ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dean Percy, CFO 416-913-8314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Ave. Toronto ON, Canada M6A 1Y7
(Address) (City) ~~(State)~~ (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean Percy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questrade USA, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTRADE USA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

(expressed in U.S. Dollars)

ZEIFMANS

LLP

CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

(expressed in U.S. Dollars)

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT

To the Directors of
Questrade USA, Inc.

We have audited the accompanying financial statements of Questrade USA, Inc., which comprise the statement of financial condition as at December 31, 2011 and the statements of operations, stockholder's equity (deficiency) and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2011 and its financial performance and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

The information contained in the supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements.

As required by Rule 17a-5 of the Securities Exchange Act of 1934, we report that, in our opinion, the accounting principles generally accepted in the United States of America have been applied on a basis consistent with that of the preceding year.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 23, 2012

QUESTRADE USA, INC.
(Incorporated Under the Laws of Ontario)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2011
(expressed in U.S. Dollars)

A S S E T S

	2011	2010
CURRENT		
Cash	$ 91,333	$ 131,617
Due from affiliate (note 6)	20,298	14,629
Prepaid expenses	2,321	923
Income taxes recoverable	1,804	-
	115,756	147,169
OTHER		
Intangible asset (note 4)	1,323	1,401
TOTAL ASSETS	$ 117,079	$ 148,570

L I A B I L I T I E S

	2011	2010
CURRENT		
Accounts payable and accrued liabilities (note 6)	$ 28,652	$ 64,286
Income taxes payable	-	13,241
	28,652	77,527
LONG-TERM		
Subordinated loans (note 5)	70,000	60,000
TOTAL LIABILITIES	98,652	137,527

S T O C K H O L D E R'S E Q U I T Y

	2011	2010
COMMON SHARES (note 7)	8	8
ADDITIONAL PAID-IN CAPITAL	2,184	2,184
RETAINED EARNINGS	16,235	8,851
TOTAL STOCKHOLDER'S EQUITY	18,427	11,043
	$ 117,079	$ 148,570

ON BEHALF OF THE BOARD

______________________ DIRECTOR

______________________ DIRECTOR

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIENCY)
FOR THE YEAR ENDED DECEMBER 31, 2011
(expressed in U.S. Dollars)

	2011				2010
	Common shares	Additional paid-in capital	Retained earnings	Total	Total
Balance, beginning of the year	$ 8	$ 2,184	$ 8,851	11,043	$ (39,314)
Net profit for the year	-	-	7,384	7,384	50,357
Balance, end of the year	$ 8	$ 2,184	$ 16,235	$ 18,427	$ 11,043

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011
(expressed in U.S. Dollars)

	2011	2010
REVENUE		
Consulting fees (note 6)	$ 77,247	$ 174,478
Interest	1,200	99
Foreign currency translation gain (loss)	(1,386)	4,172
	77,061	178,749
EXPENSES		
Professional fees	43,624	37,230
Interest on subordinated loans (note 6)	24,000	24,000
Office and sundry (note 6)	6,364	6,629
Insurance	1,697	1,231
Salaries	430	45,585
Bank charges	302	155
Amortization	78	321
	76,495	115,151
PROFIT BEFORE INCOME TAXES	566	63,598
RECOVERY OF (PROVISION FOR) INCOME TAXES	6,818	(13,241)
NET PROFIT	$ 7,384	$ 50,357

See accompanying notes to financial statements

QUESTRADE USA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011
(expressed in U.S. Dollars)

	2011	2010
CASH FLOWS FROM OPERATIONS		
Net profit for the year	$ 7,384	$ 50,357
Amortization	78	321
Net changes in non-cash working capital items related to operations:		
Accounts receivable	-	87
Prepaid expenses	(1,398)	900
Accounts payable and accrued liabilities	(35,634)	23,176
Due to/from affiliate	(5,669)	(14,754)
Income taxes	(15,045)	13,241
	(50,284)	73,328
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of subordinated loans	70,000	-
Repayment of subordinated loans	(60,000)	-
	10,000	-
NET INCREASE (DECREASE) IN CASH FOR THE YEAR	(40,284)	73,328
CASH, BEGINNING OF THE YEAR	131,617	58,289
CASH, END OF THE YEAR	$ 91,333	$ 131,617

See accompanying notes to financial statements

1. BASIS OF PRESENTATION

Questrade USA, Inc. (the "Company") was incorporated on September 26, 2007, under the Business Corporations Act of Ontario and commenced operations on January 31, 2009, as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

The Company offers consulting services to commonly controlled companies and intends to offer stocks, bonds, options, mutual funds, private placements and hedge funds to all types of individuals and institutions. Currently, the Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General -

The Company's accounting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are applied consistently.

(b) Intangible asset -

Intangible assets, which consist of incorporation costs, with determinable lives are stated at cost less accumulated amortization. Intangible assets are amortized a rate of 5.25% per annum.

(c) Income taxes -

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(d) Revenue recognition -

Currently, the Company earns consulting and interest income. The Company recognizes revenue on provision of consulting services as services are provided. Interest income is recognized when earned.

(e) Foreign currency translation -

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the exchange rate prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in the Company's statement of operations.

(f) Measurement uncertainty -

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include amortization.

3. **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, accounts payable and accrued liabilities, due from/to affiliate and subordinated loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for amounts due to and from related parties for which the fair value is not determinable as they are non-interest bearing and without security.

The Company is exposed to foreign currency risk in that certain of its financial instruments at the statement of financial condition date are denominated in Canadian dollars. Foreign currency risk arises from the possibility that changes in the price of foreign currencies will result in losses. As such, when ultimately settled, the number of Canadian dollars received may differ from the carrying amount. The Company is exposed to foreign currency risk in the amount of approximately CDN$87,469 included in cash, approximately CDN$20,643 included in due from affiliate, and approximately CDN$22,963 included in accounts payable and accrued liabilities.

As at December 31, 2011, had the U.S. dollar strengthened or weakened by 5% in relation to the Canadian dollar, with all other variables remaining constant, net income (loss) would have increased or decreased by approximately $4,250.

4. **INTANGIBLE ASSET**

Intangible asset consists of incorporation costs with a cost of $1,738 and accumulated amortization of $415. Estimated future annual amortization expense is as follows:

In the year ending December 31,	2012	$	**70**
	2013	$	**66**
	2014	$	**63**
	2015	$	**59**
	2014	$	**56**

5. **SUBORDINATED LOANS**

The Company has the following outstanding subordinated loans:

	2011	**2010**
Edward Kholodenko Holdings Inc. (a)	**$ 70,000**	$ -
Edward Kholodenko Holdings Inc. (b)	-	40,000
Edward Kholodenko Holdings Inc. (c)	-	20,000
	$ 70,000	$ 60,000

(a) Bears interest at a rate of 17.143% per annum and matures on August 31, 2016.
(b) Bears interest at a rate of 30% per annum and matures on January 31, 2012.
(c) Bears interest at a rate of 60% per annum and matures on September 30, 2012.

The subordinated loans are with the Company's parent company and both have been approved by FINRA.

6. RELATED PARTY TRANSACTIONS

On April 1, 2008, the Company and Questrade, Inc., ("QI"), a commonly controlled company, entered into an Expense Sharing Agreement (the "Agreement"). In accordance with the Agreement, charges and payments for the shared expenses in each fiscal year are based on an amount equal to agreed upon rates as defined. For the year the total amount of shared expenses charged to the Company by QI totaled $4,482 ($5,120 in 2010), as included under "Office and sundry" of which $nil remained payable as at December 31, 2011 ($nil as at December 31, 2010).

For the year the Company provided QI with consulting services in the amount of $77,247 ($174,478 in 2010) of which $20,298 remained receivable as at December 31, 2011 ($14,629 as at December 31, 2010).

In connection with the Company's subordinated loans with its parent company, interest expense in the amount of $24,000 ($24,000 in 2010) was incurred of which $4,000 remains payable as at December 31, 2011 ($39,000 as at December 31, 2010) and has been included in accounts payable and accrued liabilities.

These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

7. COMMON SHARES

The Company has an unlimited number of authorized common shares, of which eight are issued and outstanding. On November 20, 2009 a company subject to common control contributed capital in the form of additional paid-in capital of $2,184.

8. INCOME TAXES

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

	2011	2010
Expected Canadian tax rate	**31.00 %**	30.99 %
Expected income tax provision	**$ 175**	$ 19,709
Difference in income taxes resulting from:		
Overaccrual of prior year taxes	**(6,993)**	-
Utilization of loss carryforwards	**-**	(6,468)
	$ (6,818)	$ 13,241

9. ECONOMIC DEPENDENCE

For the year ended December 31, 2011, 100% (2010 - 97.6%) of revenue was earned from one customer.

10. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of December 31, 2011, the Company had net capital of $61,704, which exceeded minimum net capital requirements by $56,704

11. **CONTINGENCIES**

In the normal course, occasionally the Company is the subject of litigation claims. Management believes that the current claim is without cause and is pursuing its defenses diligently.

QUESTRADE USA, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

QUESTRADE USA, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011
(expressed in U.S. Dollars)

Balance, beginning of the year	$ 99,000
Issuance of subordinated loans	70,000
Repayment of subordinated loans	(60,000)
Increase in interest payable on subordinated loans	24,000
Payment of interest on subordinated loans	(59,000)
Balance, end of the year	$ 74,000

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT

To the Directors of
Questrade USA, Inc.

We have audited the attached schedule of computation of net capital of Questrade USA, Inc., (the "Company") as at December 31, 2011.

Management's Responsibility for the Schedule
Management is responsible for the preparation of this schedule in accordance with the financial reporting provisions pursuant to rule 15c3-1 of the United States Securities and Exchange Commission ("SEC"), and for such internal control as management determines is necessary to enable the preparation of the schedule that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this schedule based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the schedule are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the schedule. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the schedule, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the schedule in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the schedule.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the schedule of computation of net capital of the Company, for the year ended December 31, 2011 is prepared, in all material respects, in accordance with SEC rule 15c3-1.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

Basis of Accounting and Restriction on Distribution

This schedule is prepared to assist the Company to meet the requirements of the SEC. Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 15c3-1 of the SEC, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified users or for any other purposes.

Other Matter

The Company has prepared a separate set of financial statements for the year ended December 31, 2011 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate auditors' report to the directors of the Company dated February 17, 2012.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 23, 2012

QUESTRADE USA, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS AT DECEMBER 31, 2011
(with comparative figures as at December 31, 2010)
(expressed in U.S. Dollars)

		2011	2010
Stockholder's equity	$	**18,427**	11,043
Additions:			
Subordinated loans		**70,000**	60,000
Interest payable included in accounts payable and accrued liabilities		**4,000**	39,000
Deductions and/or changes:			
Non-allowable assets			
Due from affiliate		**(20,298)**	(14,629)
Prepaid expense		**(2,321)**	(923)
Income taxes recoverable		**(1,804)**	-
Intangible assets		**(1,323)**	(1,401)
Net capital before haircuts on securities positions		**66,681**	93,090
Haircuts on foreign currency		**(4,977)**	(6,613)
Net capital		**61,704**	**86,477**
Minimum net capital requirement -			
The greater of 6-2/3% of aggregate debit items arising from customer transactions of $nil or $5,000		**5,000**	5,000
Excess net capital	$	**56,704**	$ 81,477

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON COMPLIANCE WITH REGULATORY RULES

To the Directors of
Questrade USA, Inc.

We have audited Questrade USA Inc.'s (the "Company") compliance with paragraph (k)(2)(i) of rule 15c3-3 (the "Rule") of the United States Securities and Exchange Commission (the "SEC") as at December 31, 2011.

Management's Responsibility for compliance
Management is responsible for the compliance with the Rule and for such internal control as management determines is necessary to enable compliance, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this compliance based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance whether the Company complied with the Rule.

An audit involves performing procedures to obtain audit evidence about the compliance with the Rule. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's compliance with the Rule. In order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

Opinion
In our opinion, as at December 31, 2011, the Company is in compliance, in all material respects, with the Rule.

Basis of Accounting and Restriction on Distribution
This report is prepared to assist the Company to meet the requirements of the SEC. As a result, this report may not be suitable for another purpose. Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on the Rule, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified users or for any other purposes.

Other Matter
The Company has prepared a separate set of financial statements for the year ended December 31, 2011 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate auditors' report to the directors of the Company dated February 17, 2012.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 23, 2012

QUESTRADE USA, INC.

DERIVATIVE REPORT BY THE AUDITORS

DECEMBER 31, 2011

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

DERIVATIVE REPORT BY THE AUDITORS

To the Directors of
Questrade USA, Inc.

We have audited the financial statements of Questrade USA, Inc. as at December 31, 2011 and for the year then ended, and reported thereon under date of February 17, 2012.

Pursuant to the requirements of Rule 17a-5(g)(1) of the Securities Exchange Act of 1934 (the "Rule"), we are required to report to you any material inadequacies found to exist in the accounting system, the internal accounting controls and the procedures for safeguarding securities during the aforementioned audit. For the purposes of understanding the nature of our reporting to you under the Rule, we have used the interpretations included in Rule 17a-5(g)(1)-(3) of the Securities Exchange Act of 1934 inclusive as well as the guidance regarding derivative reports included in the Canadian Institute of Chartered Accountants' Assurance and Related Services Guideline 13 ("AuG-13"), "Special Reports on Regulated Financial Institutions". We also understand that practices and procedures that accomplish the objectives referred to in the Rule are considered by the United States Securities and Exchange Commission ("SEC") to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the Rule. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the Rule and to assess whether those practices and procedures can be expected to achieve their stated objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. The Rule also lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

During the course of the aforementioned financial statement audit, based on the interpretations referred to above, we noted no material inadequacies in the accounting system, the internal accounting controls and the procedures for safeguarding securities.

A financial statement audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. No procedures have been carried out in addition to those necessary to form an opinion on the financial statements.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

In addition, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not consider the practices and procedures followed by the Company in any of the following areas:

1. Making the quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

This report has been prepared in accordance with the applicable guidance on derivative reports included in AuG-13 and is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified users or for any other purposes.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 23, 2012